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UNITED STATES
[redacted]
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08030466

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47257

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Interactive Brokers LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Pickwick Plaza
(No. and Street)

Greenwich (City) Connecticut (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander M. Ioffe 203-618-5870
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

We, Thomas Peterffy and Alexander Ioffe, affirm that, to the best of our knowledge and belief the accompanying consolidated financial statements and supporting schedules pertaining to Interactive Brokers LLC, as of December 31, 2007, are true and correct, and such financial statements and supporting schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature Date

President
Title

Signature 2/26/08
Date

Chief Financial Officer
Title

Notary Public

Nancy Ann Nelson
Notary Public, State of Connecticut
My Commission Expires Aug. 31, 2012

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Managing Member and Members of
Interactive Brokers LLC
Greenwich, CT

We have audited the accompanying consolidated statement of financial condition of Interactive Brokers LLC and subsidiaries (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2008

INTERACTIVE BROKERS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
As of December 31, 2007

Assets

Cash and cash equivalents	$	71,291,747
Cash and securities - segregated for regulatory purposes		5,224,373,363
Securities borrowed from an affiliate		1,026,541,909
Securities deposited with clearing organizations		99,192,315
Other receivables:		
Customers (net of allowance for doubtful accounts of $1,999,186)		1,916,081,132
Brokers, dealers and clearing organizations		228,660,790
Affiliates		50,339,270
Interest		23,652,700
Other assets		35,895,726
Total assets	$	8,676,028,952

Liabilities and members' capital

Liabilities:		
Payable to customers	$	6,756,083,128
Payable to non-customers		874,996,890
Securities loaned to an affiliate		298,444,327
Short term borrowings		7,614,155
Other payables:		
Brokers, dealers and clearing organizations		119,868,891
Accounts payable, accrued expenses and other liabilities		40,752,733
Affiliates		19,046,271
Interest		21,273,210
		8,138,079,605
Members' capital		537,949,347
Total liabilities and members' capital	$	8,676,028,952

See accompanying notes to the consolidated statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

Interactive Brokers LLC and subsidiaries (the "Company"), a Connecticut limited liability company, is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of various securities and commodities exchanges and the Financial Industry Regulatory Authority ("FINRA). The Company is also a member of the National Futures Association and a registered Futures Commission Merchant. The Company executes and clears securities and commodities transactions for customers. Certain transactions are cleared through other clearing brokers. Accordingly, the Company carries security accounts for customers and is subject to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer-owned assets and reserve requirements. The Company also carries customer commodity accounts and is subject to the segregation requirements pursuant to the Commodity Exchange Act.

The Company is 99.9% owned by IBG LLC, formerly known as Interactive Brokers Group LLC, ("IBG LLC" or "the Group"). In addition to the Company, the Group is comprised of the following companies: Timber Hill LLC ("THLLC"), Timber Hill Europe AG ("THE"), Timber Hill Securities Hong Kong Limited ("THSHK"), Timber Hill Australia Pty Limited ("THA"), Timber Hill Canada Company ("THC"), Interactive Brokers Canada Inc. ("IBC"), Interactive Brokers (U.K.) Limited ("IBUK"), Interactive Brokers (India) Private Limited ("IBI"), Interactive Brokers Hungary Kft ("IBH") and IB Exchange Corp. ("IBEC").

The Group is consolidated into Interactive Brokers Group, Inc. ("IBG, Inc."), which first issued shares of common stock in its Initial Public Offering ("IPO") in May 2007. See Note 8 for additional information regarding the IPO.

On December 18, 2007, the Company closed on its acquisition of FutureTrade Technologies LLC ("FTT"), a technology solutions provider to hedge funds and other institutional investors, and its wholly-owned subsidiary, FutureTrade Securities, LLC ("FTS"), which is an SEC registered broker-dealer. This acquisition has been accounted for as a purchase. The Company began consolidating FTT's operations subsequent to December 18, 2007.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This consolidated statement of financial condition is presented in U.S. dollars and has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated statement of financial condition and accompanying notes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from those estimates. Such estimates include the estimated fair value of financial instruments, the estimated useful lives of property and equipment, compensation accruals, allowance for doubtful accounts and estimated contingency reserves.

Fair Value

Due to the nature of its operations, substantially all of the Company's financial instrument assets and liabilities are short-term in nature and are reflected at amounts approximating fair value.

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiaries. The Company's policy is to consolidate all entities of which it owns more than 50% unless it does not have control. All inter-company balances and transactions have been eliminated. Pursuant to the revised Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities," the Company would also consolidate any Variable Interest Entities ("VIEs") of which it is the primary beneficiary. At December 31, 2007, the Company does not have any interests in VIEs.

At December 31, 2007, $16,830,905 of assets, $3,779,409 of liabilities were attributable to a consolidated subsidiary. The members' capital of this subsidiary was $13,051,496 at December 31, 2007.

Cash and Cash Equivalents

The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of three months or less.

Cash and Securities — Segregated for Regulatory Purposes

As a result of activities with customers of certain affiliates, the Company is obligated by rules mandated by its primary regulators including the Securities and Exchange Commission ("SEC") and the Commodities Futures Trading Commission ("CFTC") to segregate or set aside cash or qualified securities to satisfy such regulations, which regulations have been promulgated to protect customer assets. In addition, the Company is a member of various clearing organizations at which cash or securities are deposited as required to conduct day-to-day clearance activities.

Securities Borrowed and Securities Loaned

The Company borrows and loans securities in order to facilitate customer settlements. Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral which may be in the form of cash, letters of credit, or other securities. With respect to securities loaned, the Company receives collateral which may be in the form of cash or other securities in an amount generally in excess of the fair value of the securities loaned.

The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as required contractually. Receivables and payables with the same counterparty are not offset in the consolidated statement of financial condition.

Financial Instruments

Securities Deposited with Clearing Organization

Securities deposited with clearing organizations consist of securities owned by the Company which have been deposited with clearing organizations in the normal course of business. These securities consisted of U.S. and Canadian Treasury Bills, carried at amortized cost, which approximate fair value. These transactions are recorded on a trade date basis. At December 31, 2007, the Company had $97,588,439 in U.S. Treasury Bills and $1,603,876 in Canadian Treasury Bills that were pledged with the Company's clearing organizations.

Cross-Currency Swap Transactions

The Company enters into cross-currency swap transactions for customer funds denominated in foreign currencies to obtain U.S. dollars, with a locked-in rate of return, to make bank deposits denominated in U.S. dollars to satisfy regulatory segregation requirements. The Company also executes cross-currency swap transactions on behalf of its affiliates. These transactions are recorded on a trade date basis at fair value based on quoted market prices. A cross-currency swap is an agreement to exchange a fixed amount of one currency for a specified amount of a second currency at the outset and at completion of the swap term. Interest rate differences, between currencies, are captured in the contractual swap rates. The fair value of the Company's open cross-currency swaps at December 31, 2007 were $141,405 and $5,199,030 which represent mark-to-market gains and losses on cross-currency swap transactions, which are included in receivables from and payables to broker, dealers and clearing organizations, respectively, in the consolidated statement of financial condition.

Foreign Currency Translation

Foreign currency denominated assets and liabilities are translated into U.S. Dollars at the year-end exchange rates.

Customer Receivables and Payables

Customer securities transactions are recorded on a settlement date basis and customer commodities transactions are recorded on a trade date basis. Receivables from and payables to customers include amounts due on cash and margin transactions, including futures contracts transacted on behalf of the Company's customers. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the consolidated statement of financial condition.

The Company charges its customers fees and commissions at predetermined rates for executing and clearing customer transactions. Related receivables from institutional non-cleared customers are recorded as fees receivable which are included in other assets on the consolidated statement of financial condition.

Receivables from Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to the purchaser by the settlement date ("fails-to-deliver") and margin deposits. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date ("fails-to-receive"). Receivables and payables to brokers, dealers and clearing organizations also include amounts related to futures contracts executed on behalf of the Company's customers.

Goodwill and Intangible Assets

In connection with the Company's acquisition of FutureTrade Technologies LLC (see Note 11), the Company recorded goodwill and other intangible assets. A judgmental aspect of accounting for goodwill and intangible assets is whether an impairment in the asset has been sustained. As of December 31, 2007 these assets were not impaired. The Company will perform an annual evaluation for impairment. At December 31, 2007, intangible assets of $9,554,055 and goodwill of $551,048 were included in other assets on the consolidated statement of financial condition.

Property, Equipment and Software Costs

Property, equipment and software consist primarily of technology hardware, software, internally developed software and leasehold improvements. Property and equipment are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease. Computer equipment is depreciated over three to five years and office furniture and equipment are depreciated over five to seven years. Qualifying costs for internally developed software are capitalized and amortized over the expected useful life of the developed software, not to exceed three years. Total property, equipment and software costs of $16,970,035, net of accumulated depreciation and amortization of $12,511,137, was included in other assets at December 31, 2007.

Short-Term Borrowings

Short-term borrowings consist of unsecured overnight bank loan facilities with clearing banks in multiple currencies that bear interest at fluctuating overnight rates based in interbank funds rates prevailing in the respective currencies. All short-term borrowings at December 31, 2007 were either repaid on the next business day or rolled forward. At December 31, 2007, the Company had short-term borrowing of $7,614,155 with a weighted average rate of interest of 7.1%.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of its financial instruments according to a fair value hierarchy (i.e., levels 1, 2, and 3, as defined). Additionally, companies are required to provide enhanced disclosure regarding instruments in the level 3 category, including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of SFAS No. 157 is not expected to have a material impact on the Company's consolidated statement of financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for financial statements issued for the first fiscal year beginning after

November 15, 2007. The Company does not expect the application of SFAS No. 159 to have a material impact on the Company's consolidated statement of financial condition.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" SFAS No. 141(R) replaces SFAS No. 141, mandating changes in the accounting for business combinations most notably that changes in purchase price allocations, if made, are required to be applied retrospectively, whereas under SFAS No. 141, such changes were applied prospectively. SFAS No. 141(R) is effective for an entity's fiscal year beginning after December 15, 2008, and early adoption is not permitted. Adoption of SFAS No. 141(R) is not expected to have a material effect on the Company's consolidated statement of financial condition.

3. BROKERAGE ACTIVITIES AND RELATED RISKS

Brokerage activities expose the Company to credit risks. These risks are managed in accordance with established risk management policies and procedures. To accomplish this, management has established a risk management process that includes:

- A regular review of the risk management process by the executive management as part of their oversight role;

- Defined risk management policies and procedures supported by a rigorous analytic framework; and

- Articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

Credit Risk

The Company is exposed to risk of loss if a counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. The Company has established policies and procedures for reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles and finances various customer securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company that exposes the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

The Company enters into securities purchased under agreements to resell and securities sold under agreements to repurchase transactions ("repos") in addition to securities borrowing and lending arrangements, all of which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. In accordance with industry practice, repos are collateralized by securities with a market value in excess of the obligation under the contract. Similarly, securities borrowed and loaned agreements are collateralized by deposits of cash. The Company attempts to minimize credit risk associated with these activities by monitoring collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions. As of December 31, 2007, the company did not have any concentrations of credit risk.

4. SEGREGATON OF FUNDS AND RESERVE REQUIREMENTS

As a result of customer activities, Interactive Brokers LLC ("IBLLC") is obligated by rules mandated by its primary regulators, the SEC and the CFTC to segregate or set aside cash or qualified securities to satisfy such rules which have been promulgated to protect customer assets. In addition, the IBLLC is a member of various clearing organizations at which cash or securities are deposited as required to conduct of day-to-day clearance activities.

In accordance with the Securities Exchange Act of 1934, IBLLC is required to maintain a separate bank account for the exclusive benefit of customers. At December 31, 2007, IBLLC held cash and securities segregated for the benefit of customers in the amount of $4,884,771,784 to satisfy this requirement.

In accordance with the Commodity Exchange Act, IBLLC is required to segregate all monies, securities and property received to margin and to guarantee or secure the trades or contracts of customers in regulated commodities. At December 31, 2007, cash and securities in the amount of $309,436,522 were segregated.

In accordance with CFTC regulation 30.7, IBLLC is required to segregate all monies, securities and property received to margin and to guarantee or secure the trades or contracts of customers on foreign boards of trade. At December 31, 2007, cash and securities in the amount of $101,871,144 were segregated.

Included in the segregation amounts for commodities are the net market values of long and short commodity option contracts of ($26,058,822). At December 31, 2007, these amounts are included in receivables from brokers, dealers and clearing organizations and in payables to brokers, dealers and clearing organizations.

5. NET CAPITAL REQUIREMENTS

IBLLC is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. IBLLC has elected to use the alternative method permitted by the rule, which requires that IBLLC maintain minimum net capital, as defined, equal to the greater of $500,000 or 2% of aggregate debit balances arising from customer transactions, as defined. IBLLC is also subject to the CFTC's minimum financial requirements (Regulation 1.17), which require that IBLLC maintain minimum net capital, as defined, the lesser of $1,000,000 or 8% of the total risk margin requirement for all positions carried in customer accounts plus 4% of the total risk margin requirement for all positions carried in non-customer accounts. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2007, IBLLC had net capital of $427,311,227, which was $366,936,748 in excess of required net capital of $60,374,479.

FTS, a wholly-owned subsidiary of IBLLC, is subject to the regulatory requirements promulgated by the SEC or other regulatory and exchange authorities. Net capital and excess net capital at December 31, 2007 as defined by these regulatory authorities is $1,956,205 and $1,706,205, respectively.

6. RELATED PARTY TRANSACTIONS

IBLLC, IBUK and IBC are registered broker-dealers in the US, Great Britain and Canada, respectively, and engage in execution and clearing securities services for customers and affiliates. THLLC, THE, THC, THA and THSHK are registered securities dealers in US, Switzerland, Canada, Australia and Hong Kong, respectively, and trade on a proprietary basis. IBG LLC is the holding company for the group of operating companies. These companies share administrative, financial and technological resources, as well as engage in security transactions such as trade execution in the ordinary course of business with the Company.

Included in assets in the consolidated statement of financial condition were the following amounts with related parties at December 31, 2007:

Securities borrowed from an affiliate	$1,026,541,909
Receivable from brokers, dealers and clearing organizations:	
Receivable from brokers and dealers	122,721,077
Mark-to-market gain on cross-currency swaps	141,405
Receivable from affiliates:	
Loan receivable - unsecured demand note	50,000,000
Advances receivable	336,389
Other	2,881
Interest receivable	2,333,061

Included in liabilities in the consolidated statement of financial condition were the following amounts with related parties at December 31, 2007:

Payable to non-customers - director and officer account balances	$862,899,875
Securities loaned to an affiliate	298,444,327
Payable to brokers, dealers and clearing organizations:	
Mark-to-market loss on cross-currency swaps	5,199,030
Payable to brokers and dealers	3,904,469
Payable to affiliates:	
Employee incentive plans payable	$7,369,850
Consulting fee payable	5,826,949
Brokerage fee payable	3,328,252
Administrative fee payable	2,052,423
Advances payable	468,795

7. DEFINED CONTRIBUTION AND EMPLOYEE INCENTIVE PLANS

Defined Contribution Plan

The Group offers substantially all employees of U.S.-based operating companies who have met minimum service requirements the opportunity to participate in a defined contribution retirement plan qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of this plan is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. The plan provides for the Company to match 50% of the employees' pretax contribution, up to a maximum of 10% of eligible earnings. The employee is vested in the matching contribution incrementally over six years.

Employee Incentive Plans

See Note 8 for information regarding changes to the Group's employee incentive plans and the adoption of new plans by Interactive Brokers Group, Inc. ("IBG, Inc.") in connection with the Initial Public Offering ("IPO") and the Recapitalization.

Return on Investment Dollar Units ("ROI Dollar Units")

From 1998 through January 1, 2006, IBG LLC granted all non-member employees ROI Dollar Units, which are redeemable under the amended provisions of the plan, and in accordance with regulations issued by the Internal Revenue Service (Section 409A of the Internal Revenue Code). Upon redemption, the grantee is entitled to accumulated earnings on the face value of the certificate, but not the actual face value. For grants made in 1998 and 1999, grantees may redeem the ROI Dollar Units after vesting on the fifth anniversary of the date of their grant and prior to the tenth anniversary of the date of their grant. For grants made between January 1, 2000 and January 1, 2005, grantees must elect to redeem the ROI Dollar Units upon the fifth, seventh or tenth anniversary date. These ROI Dollar Units will vest upon the fifth anniversary of the date of their grant and will continue to accumulate earnings until the elected redemption date. For grants made on or after January 1, 2006, all ROI Dollar Units shall vest on the fifth anniversary date of their

grant and will be automatically redeemed. Subsequent to the IBG, Inc. IPO, no additional ROI Dollar Units will be granted and non-cash compensation to employees will consist primarily of grants of shares of Common Stock as described in Note 8 below under "2007 Stock Incentive Plan."

As of December 31, 2007, payables to employees for ROI Dollar Units were $6,376,747, of which $2,017,223 was vested. These amounts are included in accounts payable, accrued expenses and other liabilities on the consolidated statement of financial condition.

IBG LLC Redeemable Members' Interests

Prior to January 2, 2006, selected employees had been granted non-transferable member interests in IBG LLC, which conferred ownership rights in IBG LLC and entitled the holders to their proportionate share of the consolidated profits and losses of IBG LLC based on their holding percentages beginning on the date of the grant.

The "Agreement as to Member Interest Purchase Rights" (the "Agreement") gave IBG LLC the right to repurchase any member's interests at its discretion at any time which, in particular, was triggered by the termination of employment of a member-employee, and also permitted members to sell their interests back to IBG LLC at any time, in every case for an amount equal to management's estimate of fair value, which is book value as defined in the Agreement. Because IBG LLC places a high value on the retention of its key employees, payment for a portion of redeemed interests was contingent on a post-redemption consulting services requirement that, among other conditions, required that a member-employee not compete with IBG LLC in any area of its businesses for five years following the date of redemption. In order to enforce these terms, payment for one-half of the redeemed interests was, under normal conditions, made within five months after the redemption date. Payment for the remaining one-half of the redeemed interests was made five years hence, subject to satisfaction of the consulting services and non-compete provisions of the Agreement. IBG LLC recognized compensation expense equal to the granted interest at the time of grant. If and when the terms of the five-year consulting and non-compete period were satisfied, IBG LLC recorded a distribution of redeemable members' interests at such time as the remaining payment was made to the member-employee. Should any portion of a member-employee's interests be forfeited, such forfeited member interests would be redistributed among the remaining members in proportion to their holding percentages. See Note 8 for information regarding the IPO and the Recapitalization.

8. IBG, INC. IPO AND RECAPITALIZATION

On May 3, 2007, IBG, Inc. priced its IPO of shares of Class A common stock ("Common Stock"). In connection with the IPO, IBG, Inc. purchased 10.0% of the membership interests in IBG LLC from IBG Holdings LLC, a Delaware limited liability company, became the sole managing member of IBG LLC and began to consolidate IBG LLC's financial results into its consolidated financial statements.

Immediately prior to and immediately following the consummation of the IPO, IBG, Inc., IBG Holdings LLC, IBG LLC and the members of IBG LLC consummated a series of transactions collectively referred to herein as the "Recapitalization." In connection with the Recapitalization, IBG, Inc., IBG Holdings LLC and the historical members of IBG LLC entered into an exchange agreement, dated as of May 3, 2007 (the "Exchange Agreement"), pursuant to which the historical members of IBG LLC received membership interests in IBG Holdings LLC in exchange for their

membership interests in IBG LLC. Additionally, IBG, Inc. became the sole managing member of IBG LLC.

In connection with the consummation of the IPO, IBG Holdings LLC used the net proceeds to redeem 10.0% of members' interests in IBG Holdings LLC in proportion to their interests. Immediately following the Recapitalization and IPO, IBG Holdings LLC owned 90.0% of IBG LLC and 100% of IBG, Inc.'s Class B common stock, which has voting power in IBG, Inc. proportionate to the extent of IBG Holdings LLC's ownership of IBG LLC.

The Exchange Agreement also provides for future redemptions of member interests and for the purchase of member interests in IBG LLC by IBG, Inc. from IBG Holdings LLC, which is expected to result in IBG, Inc. acquiring the remaining member interests in IBG LLC that it does not own. On an annual basis, holders of IBG Holdings LLC member interests will be able to request redemption of such member interests over an eight (8) year period following the initial public offering; 12.5% annually for seven (7) years and 2.5% in the eighth year. The primary manner in which the redemption price is expected to be paid is from the proceeds from sales of additional shares of Common Stock. 360 million shares of authorized Common Stock have been reserved for such future sales.

Employee Incentive Plans

In connection with the Recapitalization and the IPO, IBG, Inc. adopted the 2007 Stock Incentive Plan and the 2007 ROI Unit Stock Plan, each of which is discussed below.

2007 Stock Incentive Plan

Under the Interactive Brokers Group, Inc. 2007 Stock Incentive Plan (the "Stock Incentive Plan"), up to 9.2 million shares of Common Stock may be granted and issued to directors, officers, employees, contractors and consultants of IBG, Inc. and its subsidiaries. The purpose of the Stock Incentive Plan is to promote IBG, Inc.'s long-term financial success by attracting, retaining and rewarding eligible participants.

The Stock Incentive Plan is administered by the Compensation Committee of IBG, Inc.'s board of directors. The Compensation Committee has discretionary authority to determine which employees are eligible to participate in the Stock Incentive Plan. The Compensation Committee establishes the terms and conditions of the awards under the Stock Incentive Plan, including the number of awards offered to each employee and all other terms and conditions applicable to such awards in individual grant agreements. Awards are expected to be made primarily through grants of Common Stock. The Stock Incentive Plan will provide that awards will be subject to issuance over time and may be forfeited upon an employee's termination of employment or violation of certain applicable covenants prior to issuance, unless determined otherwise by the Compensation Committee.

The Stock Incentive Plan provides that, upon a change in control, the Compensation Committee may, at its discretion, fully vest any granted but unissued shares of Common Stock awarded under the Stock Incentive Plan, or provide that any such granted but unissued shares of Common Stock will be honored or assumed, or new rights substituted therefore by the new employer on a substantially similar basis and on terms and conditions substantially comparable to those of the Stock Incentive Plan.

IBG, Inc. granted awards in connection with the IPO and is expected to continue to grant awards on or about January 1 of each year following the IPO, to specific employees as part of an overall plan of equity compensation. In connection with the IPO, IBG, Inc. granted awards of 189,967 shares of IBG, Inc. Common Stock to the employees of the Company, with a fair value at the date of grant of $5,700,910, including liabilities for member interest grants of $1,942,617 as of December 31, 2006.

The shares of IBG, Inc. Common Stock granted at the time of the IPO were issued to IBG LLC and were distributed or will be distributable to employees in accordance with the following schedule:

- 10% on the date of the IPO; and

- an additional 15% on each of the first six anniversaries of the date of the IPO, assuming continued employment with Group companies and compliance with non-competition and other applicable covenants.

For the year ended December 31, 2007, Company employees were granted awards of 193,167 shares of Common Stock, with a fair value at the date of grant of $6,015,220 based upon the December 2007 Volume Weighted Average Price ("VWAP") ($31.14) of the IBG, Inc.'s Common Stock. These share grants were issued to IBG LLC as of December 31, 2007, to be held as Treasury Stock, and will be distributed to employees in accordance with the following schedule:

- 10% on the anniversary of the IPO; and

- an additional 15% on each of the next six anniversaries of the date of the IPO, assuming continued employment with Group companies. and compliance with non-competition and other applicable covenants.

Future grants under the Stock Incentive Plan will be accrued for ratably during each year under the SFAS No. 123(R) "Graded Vesting" method.

2007 ROI Unit Stock Plan

Certain employees of the Company currently hold ROI Dollar Units (as described in Note 7) that entitle each holder thereof to accumulated earnings on the face value of the certificate representing his or her ROI Dollar Units. In connection with the IPO, ROI Dollar Units were, at the employee's option, redeemable for cash as currently provided for under the current ROI Dollar Unit plan, or the accumulated earnings attributable to the ROI Dollar Units as of December 31, 2006 may have been elected to be invested in shares of Common Stock pursuant to the Interactive Brokers Group, Inc. 2007 ROI Unit Stock Plan (the "ROI Unit Stock Plan"). 193,873 shares of restricted Common Stock, with a fair value at the date of the grant of $5,818,129, to be issued to employees of the Company under the ROI Unit Stock Plan have been or will be distributed in accordance with the following schedule, subject to the conditions below:

- 10% on the date of the IPO (or on the first anniversary of the IPO, in the case of U.S. ROI Unit holders who made the above-referenced elections after December 31, 2006); and

- an additional 15% on each of the first six anniversaries of the date of the IPO (or on each of the next six anniversaries of the date of the IPO, in the case of U.S. ROI Unit holders who made the above-referenced elections after December 31, 2006), assuming continued employment with IBG, Inc. and compliance with other applicable covenants.

Shares, granted under the 2007 ROI Unit Stock Plan and the Stock Incentive Plan, are subject to forfeiture in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will forfeit 50% of unvested previously granted shares unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of unvested shares previously granted. Distributions of remaining shares to former employees will occur on the anniversary of the IPO following the discontinuation of employment over a five (5) year vesting schedule, 12.5% in each of the first four years and 50% in the fifth year.

9. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Litigation

The Company is subject to certain pending and threatened legal actions which arise out of the normal course of business. As of December 31, 2007, the Company has been named party to various to legal actions. The Company intends to vigorously defend these actions as necessary. Litigation is inherently unpredictable, particularly in proceedings where claimants seek substantial or indeterminate damages, or which are in their early stages. The Company cannot predict with certainty the actual loss or range of loss related to such legal proceedings, the manner in which they will be resolved, the timing of final resolution or the ultimate settlement. In the opinion of management, after consultation with counsel, the resolution of all ongoing legal proceedings will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company. Contingency reserves have been established in accordance with SFAS No. 5, "Accounting for Contingencies". Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

Guarantees

The Company provides guarantees to securities and futures clearinghouses and exchanges which meet the accounting definition of a guarantee under Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. In the opinion of management, the Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the consolidated statement of financial condition for these arrangements.

In connection with its retail brokerage business, the Company performs securities and commodities execution, clearance and settlement on behalf of its customers for whom it commits to settle trades submitted by such customers with the respective clearing houses. If a customer

fails to fulfill its obligation, the Company must fulfill the customer's obligation with the trade counterparty.

The Company is fully secured by assets in customers' accounts and any proceeds received from securities and commodities transactions entered into by the Company on behalf of customers. No contingent liability is carried on the consolidated statement of financial condition for these fully collateralized transactions.

Leases

The Company has a non-cancelable operating lease covering office space, through its subsidiary, that expires in January 2012.

Minimum future rental payment commitments are as follows:

2008	379,473
2009	391,832
2010	404,562
2011	417,663
2012	35,450
	$1,628,980

10. COLLATERAL

The Company enters into repurchase and resale agreements and secured borrowing and lending transactions to obtain securities for settlement, to meet customers' needs and to earn residual interest rate spreads.

Under these agreements and transactions, the Company either receives or provides collateral, including U.S. Government, corporate debt, equity and non-U.S. government securities. The Company receives collateral in connection with resale agreements, securities borrowing transactions, customer margin loans, and other loans. Under many agreements the Company is permitted to sell or repledge the securities received as collateral and use these securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions. At December 31, 2007, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $3,698,252,375, consisting of $2,679,413,450 from customers and $1,018,838,925 from securities borrowed. The fair value of these securities that had been sold or repledged was $1,236,072,048.

The Company has pledged certain firm-owned assets which are included in securities deposited with clearing organizations. The fair value at December 31, 2007 of such securities that have been pledged, where the counter has the right to repledge, was $99,192,315 which consisted of U.S. and Canadian Treasury Bills.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2008

Interactive Brokers LLC
Two Pickwick Plaza
Greenwich, CT 06830

In planning and performing our audit of the consolidated financial statements of Interactive Brokers LLC and subsidiary (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 26, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2007, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the New York Stock Exchange, the Chicago Mercantile Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END